DeGolyer and MacNaughton
                             5001 Spring Valley Road
                                 Suite 800 East
                               Dallas, Texas 75244

                                APPRAISAL REPORT
                                      as of
                                DECEMBER 31, 2005
                                       on
                               CERTAIN PROPERTIES
                                    owned by
                                DUNE ENERGY, INC.

                            DeGolyer and MacNaughton
                             5001 Spring Valley Road
                                 Suite 800 East
                               Dallas, Texas 75244

                                APPRAISAL REPORT
                                      as of
                                DECEMBER 31, 2005
                                       on
                               CERTAIN PROPERTIES
                                    owned by
                                DUNE ENERGY, INC.

FOREWORD

Scope of Investigation

            This report presents an appraisal, as of December 31, 2005, of the extent and value of the proved oil, condensate and natural gas reserves of certain properties owned by Dune Energy, Inc. (Dune). The reserves estimated in this report are located in Louisiana and Texas. The properties appraised are listed in detail in the appendix bound with this report.

            Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2005. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Dune after deducting royalties and interests owned by others.

            This report also presents values for proved reserves using initial prices and costs provided by Dune. Future prices were estimated using guidelines established by the United States Securities and Exchange Commission (SEC) and the Financial Accounting Standards Board (FASB). A detailed explanation of the future price and cost assumptions is included in the Valuation of Reserves section of this report.

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DeGolyer and MacNaughton                                                       2


            Values of proved reserves in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, and capital costs from the future gross revenue. Operating expenses include field operating expenses, compression charges, transportation charges and the estimated expenses of direct supervision, but do not include that portion of general administrative expenses sometimes allocated to production. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization. In this report, present worth values using a discount rate of 10 percent are reported in detail and values using discount rates of 5, 8, 12, 15, 20, 25, and 30 percent are reported as totals in the appendix bound with this report.

            Estimates of oil, condensate and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Authority

            This report was prepared at the request of Dr. Amiel David, President and COO, Dune.

Source of Information

            Data used in the preparation of this report were obtained from Dune, and from public sources. Additionally, this information includes data supplied by Petroleum Information/Dwights LLC; Copyright 2006 Petroleum Information/Dwights LLC. In the preparation of this report we have relied, without independent verification, upon information furnished by Dune with respect to its property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

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DeGolyer and MacNaughton                                                       3


CLASSIFICATION of RESERVES

            Petroleum reserves included in this report are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production under existing economic and operating conditions using prices and costs as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

      Proved - Reserves that have been proved to a high degree of certainty by analysis of the producing history of a reservoir and/or by volumetric analysis of adequate geological and engineering data. Commercial productivity has been established by actual production, successful testing, or in certain cases by favorable core analyses and electrical-log interpretation when the producing characteristics of the formation are known from nearby fields. Volumetrically, the structure, areal extent, volume, and characteristics of the reservoir are well defined by a reasonable interpretation of adequate subsurface well control and by known continuity of hydrocarbon-saturated material above known fluid contacts, if any, or above the lowest known structural occurrence of hydrocarbons.

      Developed - Reserves that are recoverable from existing wells with current operating methods and expenses.

      Developed reserves include both producing and nonproducing reserves. Estimates of producing reserves assume recovery by existing wells producing from present completion intervals with normal operating methods and expenses. Developed nonproducing reserves are in reservoirs behind the casing or at minor depths below the producing zone and are considered proved by production from other wells in the field, by successful drill-stem tests, or by core analyses from the particular zones. Nonproducing reserves require only moderate expense to be brought into production.

      Undeveloped - Reserves that are recoverable from additional wells yet to be drilled.

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DeGolyer and MacNaughton                                                       4


      Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

            Reserves recoverable by enhanced recovery methods, such as injection of external fluids to provide energy not inherent in the reservoirs, may be classified as proved developed or proved undeveloped reserves depending upon the extent to which such enhanced recovery methods are in operation. These reserves are considered to be proved only in cases where a successful fluid-injection program is in operation, a pilot program indicates successful fluid injection, or information is available concerning the successful application of such methods in the same reservoir and it is reasonably certain that the program will be implemented.

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DeGolyer and MacNaughton                                                       5


ESTIMATION of RESERVES

            Estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

            When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material-balance and other engineering methods were used to estimate OOIP or OGIP.

            Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material-balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

            For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production based on current economic conditions.

            In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

            Certain properties evaluated in this report produce from the Barnett Shale. The Barnett Shale has low porosity and permeability. Gas production from this depletion-drive reservoir is a function of both the natural fractures and the hydraulically induced fractures. The production-decline curves for the Barnett Shale wells in Denton and Wise Counties, Texas, were analyzed to determine the shape and final decline of a typical well producing from this reservoir in the various areas.

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DeGolyer and MacNaughton                                                       6


            Proved developed producing reserves were estimated by extrapolation of historical production trends using a hyperbolic curve with a 6-percent exponential tail that was terminated at an economic limit based on current economic conditions.

            Proved developed producing reserves were also estimated for the refracturing of certain Barnett Shale wells based on analogy with other wells that have been refractured and have established decline rates.

            Proved undeveloped reserves were estimated for undrilled locations by analogy using producing offset wells. Future rates of production from these wells were estimated using the type curve previously discussed.

            Gas volumes estimated herein are expressed as wet gas and sales gas. Wet gas is defined as the total gas to be produced before reductions for volume loss due to fuel and flare consumption and reduction for plant processing. Sales gas is defined as the total gas to be produced after deduction for fuel usage and shrinkage resulting from field separation and plant processing. Gross gas volumes are reported as wet gas. Net gas volumes are reported as sales gas. All gas volumes are expressed at a temperature base of 60 degrees Fahrenheit ((degree)F) and at the legal pressure base of the state in which the property is located. Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation.

            In the preparation of this study, as of December 31, 2005, gross production estimated to December 31, 2005, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves. In some fields this required that the production rates be estimated for up to 2 months, since production data from certain properties were available only through October 2005. Data available from wells drilled through December 31, 2005, were used in this report.

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DeGolyer and MacNaughton                                                       7


            The table below presents estimates of the proved reserves, as of December 31, 2005, of the properties appraised, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf):

                                                          Gross Reserves
                                                  ---------------------------
                                                   Oil and            Wet
                                                  Condensate          Gas
                                                    (Mbbl)           (MMcf)
                                                  ----------       ----------

      Proved
         Developed Producing                             615           87,399
         Developed Nonproducing                           12              650
         Undeveloped                                   1,357           67,754
                                                  ----------       ----------

      Total Proved                                     1,984          155,803

                                                            Net Reserves
                                                   ---------------------------
                                                    Oil and           Sales
                                                   Condensate          Gas
                                                     (Mbbl)           (MMcf)
                                                   ----------       ----------

      Proved
         Developed Producing                              131            5,432
         Developed Nonproducing                             5              301
         Undeveloped                                      442           20,315
                                                   ----------       ----------

      Total Proved                                        578           26,048

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DeGolyer and MacNaughton                                                       8


VALUATION of RESERVES

            This report has been prepared using initial prices and costs specified by Dune. Future prices were estimated using guidelines established by the SEC and the FASB.

            Revenue values in this report were estimated using prices, differentials, and costs provided by Dune. The following assumptions were used for estimating future prices and costs:

      Oil and Condensate Prices

            Oil and condensate prices were calculated for each property using the differentials to a NYMEX price of $61.04 per barrel and were held constant for the lives of the properties. The weighted average price over the lives of the properties was $59.29.

      Natural Gas Prices

            Gas prices were calculated for each property using the differentials to a NYMEX price of $11.36 per barrel and were held constant for the lives of the properties. The weighted average price over the lives of the properties was $9.49 per thousand cubic feet.

      Operating Expenses and Capital Costs

            Current operating expenses and capital costs were provided by Dune and were used in estimating future expenditures required to operate the properties. In certain cases, future expenditures, either higher or lower than current expenditures, may have been used because of anticipated changes in operating conditions. Operating expenses and capital costs were not escalated for inflation.

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DeGolyer and MacNaughton                                                       9


            The estimated future revenue to be derived from the production and sale of the proved reserves, as of December 31, 2005, of the properties appraised are as follows:

                                                                   Proved
                                            ------------------------------------------------------
                                            Developed      Developed                         Total
                                            Producing   Nonproducing    Undeveloped         Proved
                                            ------------------------------------------------------
Future Gross Revenue, M$                       59,429          3,562        218,506        281,497
Production and Ad Valorem Taxes, M$             5,466            341         20,517         26,324
Operating Expenses, M$                          9,832            714         20,466         31,012
Capital Costs, M$                               1,791             82         44,393         46,266
Future Net Revenue*, M$                        42,340          2,425        131,130        177,895
Present Worth at 10 Percent*, M$               26,483            142         70,182         96,807

* Future income taxes have not been taken into account in the preparation of these estimates.

            Timing of capital expenditures and the resulting development of production were based on a development plan provided by Dune.

            The appendix bound with this report includes (i) summary projections of proved reserves and revenue by reserves classification, (ii) tabulations of proved reserves and revenue by field, reserves classification, and lease, and
(iii) projections of proved reserves and revenue by field, reserves classification, and lease.

            In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, and natural gas contained in this report has been prepared in accordance with Paragraphs 10-13, 15, and 30(a)-(b) of Statement of Financial Accounting Standards No. 69 (November 1982) of the FASB and Rules 4-10(a) (1)-(13) of Regulation S-X and Rule 302(b) of Regulation S-K of the SEC; provided, however,
(i) certain estimated data have not been provided with respect to changes in reserves information and (ii) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

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DeGolyer and MacNaughton                                                      10


            To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

SUMMARY and CONCLUSIONS

            Dune owns working interests in certain properties located in Louisiana and Texas. The estimated net proved reserves, as of December 31, 2005, of the properties appraised are summarized as follows, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf).

                                                        Net Reserves
                                                ---------------------------
                                                 Oil and           Sales
                                                Condensate          Gas
                                                  (Mbbl)           (MMcf)
                                                ----------       ----------

      Proved
         Developed Producing                           131            5,432
         Developed Nonproducing                          5              301
         Undeveloped                                   442           20,315
                                                ----------       ----------

      Total Proved                                     578           26,048

            Estimated revenue and costs attributable to Dune's interests in the proved reserves, as of December 31, 2005, of the properties appraised under the aforementioned assumptions concerning future prices and costs are summarized as follows:

                                                                   Proved
                                            ------------------------------------------------------
                                            Developed      Developed                         Total
                                            Producing   Nonproducing    Undeveloped         Proved
                                            ------------------------------------------------------
Future Gross Revenue, M$                       59,429          3,562        218,506        281,497
Production and Ad Valorem Taxes, M$             5,466            341         20,517         26,324
Operating Expenses, M$                          9,832            714         20,466         31,012
Capital Costs, M$                               1,791             82         44,393         46,266
Future Net Revenue*, M$                        42,340          2,425        131,130        177,895
Present Worth at 10 Percent*, M$               26,483            142         70,182         96,807

* Future income taxes have not been taken into account in the preparation of these estimates.

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DeGolyer and MacNaughton                                                      11


                                                                            Page

            All gas reserves in this report are expressed at a temperature base of 60 (degree)F and the legal pressure base of the state in which the property is located.

                                                     Submitted,


                                                     /s/ James Terracio, P.E.

                                                     DeGOLYER and MacNAUGHTON

SIGNED: February 8, 2006